UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO Sec. 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
Sec. 240.13d-2(a)

(Amendment No. _)1

BOINGO WIRELESS INC
(Name of Issuer)

Common Stock, Par Value $.01
(Title of Class of Securities)

09739C102
(CUSIP Number)

CHRISTOPHER S. KIPER
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(310) 729-8588
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec. 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,620,678
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,620,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 152,312
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 152,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners Special Opportunities, L.P. IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 346,343
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 346,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,119,333
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,119,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,119,333
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,119,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,119,333
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,119,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,119,333
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,119,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,119,333
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,119,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,119,333
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,119,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Boingo Wireless Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 10960 Wilshire Blvd., Suite 800, Los Angeles, CA 90024.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);

(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);

(iii)	Legion Partners Special Opportunities, L.P. IV, a Delaware limited partnership (“Legion Partners Special IV”);

(iv)	Legion Partners, LLC, a Delaware limited liability company, which serves as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special IV;

(v)
Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special IV;

(vi)
Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC;

(vii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(viii)	Bradley S. Vizi, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and

(ix)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 7.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

(c)           The principal business of each of Legion Partners I, Legion Partners II and Legion Partners Special IV is investing in securities.  The principal business of Legion Partners, LLC is serving as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special IV.  The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special IV.  The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC.  The principal occupation of each of Messrs. Kiper, Vizi and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Kiper, Vizi and White are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Special IV were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 1,620,678 Shares owned directly by Legion Partners I is approximately $12,224,372 including brokerage commissions. The aggregate purchase price of the 152,312 Shares owned directly by Legion Partners II is approximately $1,152,806 including brokerage commissions. The aggregate purchase price of the 346,343 Shares owned directly by Legion Partners Special IV is approximately $2,785,349, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, did not reflect their true intrinsic value and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

The Reporting Persons believe that the current market price of the Issuer’s shares does not reflect intrinsic value. One of the key areas that does not appear to be well understood or fully appreciated by the market is the opportunity for expansion of the Issuer’s Wi-Fi offload revenues. During its most recent earnings release, the Issuer noted that it had recently signed a second Tier 1 carrier customer for Wi-Fi offload. Based on a set of assumptions related to the growth in mobile data usage, we estimate that full penetration by the Issuer of all four Tier 1 carriers would equate to roughly $200mm potential annual revenues for the Issuer from Wi-Fi offload only by 2020. Based on our discussions with the Issuer and our analysis, we believe that once these Wi-Fi offload revenues reach scale they could produce incremental Adjusted EBITDA margins of approximately 50%. Given the current enterprise value under $350mm it would appear that the stock is far from fully reflecting the potential of Wi-Fi offload and its potential impact to revenues, earnings and cash flows.

On June 1, 2016, each of Ides Capital Management LP, Ides Capital Opportunities Fund, LP, Ides Capital Advisors LLC, Ides Capital Partners LP, Ides Capital GP LLC, Dianne McKeever, Robert Longnecker (collectively, the “Ides Investors”), the Reporting Persons and the Issuer entered into a Cooperation Agreement (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, the Issuer agreed to immediately (A) increase the size of its Board of Directors (the “Board”) by two; (B) appoint Maury Austin as a Class III director with a term expiring at the Issuer’s 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”) and David Cutrer as a Class I Director with a term expiring at the Issuer’s 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”); and (C) (x) cause the Board, after giving effect to increasing the size of its membership by two as set forth above, to increase the size of its membership by one additional seat (for a total of nine seats) effective immediately following the adjournment of the Issuer’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”); and (y) appoint, with such appointment effective immediately following the adjournment of the 2016 Annual Meeting, Kathy Misunas as a Class II Director with a term expiring at the Issuer’s 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”). At the 2017 Annual Meeting, the Issuer further agreed to nominate and support the election of Mr. Austin.

Until the conclusion of the Standstill Period (defined below), the Board agreed not to expand the size of the Board to more than nine directors without the consent of a majority of the new directors. Upon their appointments to the Board, the Issuer agreed to appoint Mr. Austin to the Audit Committee, Mr. Cutrer to the Compensation Committee and Ms. Misunas to the Nominating and Corporate Governance Committee. Concurrent with the appointment of Mr. Cutrer to the Board, the Issuer also agreed to form a steering committee of the Board and appoint Mr. Cutrer as a member of such committee.

The Reporting Persons have agreed that Mr. Cutrer will immediately resign from the Board if (i) any Reporting Person submits a notice of nomination of directors to the Board during the Standstill Period, (ii) the Reporting Persons are found by a court of competent jurisdiction to have violated any of their standstill obligations during the Standstill Period, or (ii) the Reporting Persons collectively cease to beneficially own at least 3.0% of the then outstanding shares of Common Stock of the Issuer. For so long as the Reporting Persons beneficially own at least 3.0% of the issued and outstanding Common Stock of the Issuer, the Reporting Persons have the right to identify a replacement director in the event Mr. Cutrer is unable to serve as a director for any reason prior to the expiration of the Standstill Period. The Ides Investors has the same rights with respect to Mr. Austin.

Pursuant to the Cooperation Agreement, the Reporting Persons are subject to certain standstill restrictions during the period from the date of the Cooperation Agreement until the day that is thirty (30) days prior to the advance notice period for nominations of directors at the 2018 Annual Meeting (the “Standstill Period”). During the Standstill Period, the Reporting Persons are subject to customary standstill and voting obligations. At the 2016 Annual Meeting and 2017 Annual Meeting, the Reporting Persons have agreed to vote their Shares in favor of the election of any person nominated by the Board for election as a director and in accordance with the Board’s recommendation on any other matters (other than an Opposition Matter (as defined in the Cooperation Agreement)) unless Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) differs from the Board’s recommendations, then the Reporting Persons shall have the right to vote in accordance with the recommendation of ISS or Glass Lewis. The Reporting Persons may vote their Shares in their discretion with respect to any Opposition Matter.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is incorporated by reference to the Issuer’s Form 8-K filed with the SEC on June 1, 2016.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 38,117,060 Shares outstanding as of July 29, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2016.

A.	Legion Partners I

(a)	As of the close of business on September 7, 2016, Legion Partners I beneficially owned 1,620,678 Shares.

Percentage: Approximately 4.25%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,620,678
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,620,678

(c)	The transactions in the Shares by Legion Partners I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Legion Partners II

(a)	As of the close of business on September 7, 2016, Legion Partners II beneficially owned 152,312 Shares.

Percentage: Approximately <1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 152,312
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 152,312

(c)	The transactions in the Shares by Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Legion Partners Special IV

(a)	As of the close of business on September 7, 2016, Legion Partners Special IV beneficially owned 346,343 Shares.

Percentage: Approximately <1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 346,343
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 346,343

(c)	The transactions in the Shares by Legion Partners Special IV during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners, LLC

(a)
As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special IV, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,620,678 Shares owned by Legion Partners I, (ii) 152,312 Shares owned by Legion Partners II, and (iii) 346,343 Shares owned by Legion Partners Special IV.

Percentage: Approximately 5.56%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,119,333
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,119,333

(c)
Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IV during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special IV, may be deemed the beneficial owner of the (i) 1,620,678 Shares owned by Legion Partners I, (ii) 152,312 Shares owned by Legion Partners II, and (iii) 346,343 Shares owned by Legion Partners Special IV.

Percentage: Approximately 5.56%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,119,333
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,119,333

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IV during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Holdings

(a)
Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 1,620,678 Shares owned by Legion Partners I, (ii) 152,312 Shares owned by Legion Partners II, and (iii) 346,343 Shares owned by Legion Partners Special IV.

Percentage: Approximately 5.56%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,119,333
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,119,333

(c)
Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IV during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Kiper, Vizi and White

(a)
Each of Messrs. Kiper, Vizi and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 1,620,678 Shares owned by Legion Partners I, (ii) 152,312 Shares owned by Legion Partners II, and (iii) 346,343 Shares owned by Legion Partners Special IV.

Percentage: Approximately 5.56%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,119,333
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,119,333

(c)
None of Messrs. Kiper, Vizi or White has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IV during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 1, 2016, the Ides Investors, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and incorporated by reference to the Issuer’s Form 8-K filed with the SEC on June 1, 2016.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. IV, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper, Bradley S. Vizi, and Raymond White, dated September 7, 2016.

Cooperation Agreement (incorporated by reference to the Issuer’s Form 8-K filed with the SEC on June 1, 2016).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2016

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Special Opportunities, L.P. IV,

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Raymond White
Raymond White

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

LEGION PARTNERS, L.P. I
							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost	Notes

WIFI	WIFI	BUY	7/15/16	128		$8.50	$5	$1,093
WIFI	WIFI	BUY	7/18/16	176		$8.48	$5	$1,497
WIFI	WIFI	BUY	8/5/16	605		$8.50	$14	$5,157
WIFI	WIFI	BUY	8/5/16	252		$8.46	$5	$2,137
WIFI	WIFI	BUY	8/16/16	79		$8.44	$6	$673
WIFI	WIFI	BUY	8/18/16	73,277		$8.26	$1,104	$606,673
WIFI	WIFI	BUY	8/19/16	59,843		$8.30	$903	$497,348
WIFI	WIFI	BUY	8/22/16	34,920		$8.25	$529	$288,727
WIFI	WIFI	BUY	8/23/16	17,089		$8.47	$261	$145,039
WIFI	WIFI	BUY	8/29/16	85,553		$8.37	$856	$717,105
WIFI	WIFI	BUY	8/30/16	13,402		$8.49	$134	$113,875
WIFI	WIFI	BUY	8/31/16	42,831		$8.47	$428	$363,288
WIFI	WIFI	BUY	9/1/16	57,952		$8.49	$580	$492,320

LEGION PARTNERS, L.P. II
							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost	Notes

WIFI	WIFI	BUY	8/18/16	5,623		$8.26	$89	$46,558
WIFI	WIFI	BUY	8/19/16	4,592		$8.30	$74	$38,168
WIFI	WIFI	BUY	8/22/16	2,680		$8.25	$45	$22,164
WIFI	WIFI	BUY	8/23/16	1,311		$8.47	$25	$11,131
WIFI	WIFI	BUY	8/29/16	7,842		$8.37	$78	$65,732
WIFI	WIFI	BUY	8/30/16	1,228		$8.49	$12	$10,434
WIFI	WIFI	BUY	8/31/16	3,926		$8.47	$39	$33,300
WIFI	WIFI	BUY	9/1/16	5,312		$8.49	$53	$45,127

Legion Partners Special Opportunities, L.P. IV
							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost	Notes

WIFI	WIFI	BUY	7/15/16	12,572		$8.50	$126	$106,950
WIFI	WIFI	BUY	7/18/16	17,324		$8.48	$173	$147,032
WIFI	WIFI	BUY	8/5/16	59,395		$8.50	$896	$505,753
WIFI	WIFI	BUY	8/5/16	24,783		$8.46	$248	$209,969
WIFI	WIFI	BUY	8/16/16	6,721		$8.44	$106	$56,834